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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13D-2(a)(1)
                                (AMENDMENT NO. 2)

                              ValueStar Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   919910 10 9
                                   -----------
                                 (CUSIP Number)

                                Michael T. Whealy
                             First Data Corporation
                            6200 South Quebec Street
                        Greenwood Village, Colorado 80111
                                 (303) 488-8000
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO: 919910109                     13D                    PAGE 2 OF 9 PAGES

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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          FIRST DATA CORPORATION
          IRS NO. 47-0731996
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                        (b) / /
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 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF               7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                       14,546,746
  OWNED BY
    EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                         8    SHARED VOTING POWER
                                   0
--------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                                   14,546,746
--------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,546,746
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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     This Amendment No. 2 to Statement on Schedule 13D ("Amendment No. 2") of
First Data Corporation, a Delaware corporation ("First Data"), amends and supplements First Data's original Schedule 13D filed on February 20, 2001 (the "Schedule 13D") relating to the common stock (the "Common Stock"), par value $0.00025 per share, of ValueStar Corporation, a Colorado corporation ("ValueStar"), as amended by Amendment No. 1 to Statement on Schedule 13D filed on July 2, 2001 ("Amendment No. 1"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D or Amendment No. 1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby supplemented and amended to add the following:

     "The source of First Data's August 7, 2001 investment in ValueStar was working capital."

ITEM 4. PURPOSE OF TRANSACTIONS.

     Item 4 of the Schedule 13D is hereby supplemented and amended to add the following:

     "As of August 6, 2001, First Data executed the Bridge Loan and Common Stock Purchase Agreement dated as of July 25, 2001 (the "Purchase Agreement") pursuant to which First Data invested $1,000,000 in exchange for a promissory note (the "Note") in the aggregate principal amount of $1,000,000, and 5,000,000 shares of Common Stock. The Note has a maturity date (the "Maturity Date") of April 30, 2002 and accrues interest at the rate of 12.0% simple interest per year. Subject to certain conditions, in the event ValueStar completes a financing prior to the Maturity Date involving the issuance of senior convertible notes, the Note is mandatorily convertible into such senior convertible notes on the same terms as other investors in such offering.

     As of August 7, 2001, ValueStar amended and restated its First Negotiation Agreement with First Data to delete the condition subsequent to such agreement related to First Data making an additional $1,000,000 investment.

           The descriptions of these transactions are qualified in their entirety by the full text of the agreements incorporated by reference as exhibits hereto."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a), (b) and (c) of the Schedule 13D is hereby supplemented and amended to add the following:

     As described in Item 4, which is incorporated herein by reference, as of August 7, 2001, First Data acquired an additional 5,000,000 shares of Common Stock, which collectively results in First Data beneficially owning 14,546,746 shares of Common Stock. The 14,546,746 shares of Common Stock represent approximately 32.1% of the outstanding shares of Common

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Stock (such percentage being calculated based
on information provided by ValueStar that as of July 25, 2001, there were 35,820,169 shares of Common Stock issued and outstanding). The foregoing calculation excludes, pursuant to Rule 13-d under the Securities Exchange Act of 1934, as amended, shares of Series A Preferred Stock, Series B Preferred Stock and Series CC Preferred Stock (other than the shares held by FDMS), each of which is convertible into shares of Common Stock."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     "The information set forth under Items 3, 4 and 5 of this Schedule 13D, as amended by Amendment No. 2, is incorporated herein by reference."
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number      Description
--------------      -----------
      3.            Amended and Restated Right of First Negotiation Agreeement
                    by and between First Data Corporation and ValueStar
                    Corporation dated as of August 7, 2001.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2001

       FIRST DATA CORPORATION

       By: /s/ Michael T. Whealy
          ---------------------------------
          Name:  Michael T. Whealy
          Title: Executive Vice President, Chief Administrative
                 Officer, General Counsel and Secretary